                                 EXHIBIT 23.3

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Registration Statement of Wilshire Financial Services Group Inc. (the "Company") on Form S-8 of our report dated March 14, 1997 (which expresses an unqualified opinion and includes an explanatory paragraph referring to certain subsidiaries of the Company operating under regulatory agreements) on the consolidated statement of financial condition as of December 31, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1996 and 1995, appearing in the Annual Report on Form 10-K of Wilshire Financial Services Group Inc. for the year ended December 31, 1997.

/s/ Deloitte & Touche LLP

Los Angeles, California

June 8, 1998